Filed pursuant to Rule 433

Registration Number: 333-134911

ISSUER FREE WRITING PROSPECTUS,

DATED FEBRUARY 11, 2008

(SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT,

DATED FEBRUARY 4, 2008)

GMX RESOURCES INC.

2,140,000 Shares of Common Stock

Issuer:	GMX Resources Inc. (NASDAQ: “GMXR”)

Total Number of Shares of Common Stock Sold in the Fixed Price Offering:	2,140,000

Price of Shares of Common Stock Sold at Fixed Price:	$25.00

NASDAQ Closing Sale Price per Share of Common Stock on February 11, 2008:	$25.90

Total Number of Shares of Common Stock Which May be Sold from Time to Time in the At-the-Market Offering:	Up to 1,090,766 shares of common stock (1,706,150, if the initial purchasers of the convertible senior notes in the concurrent transaction exercise their over-allotment option in full).

Sole Book-Running Manager:	Jefferies & Company, Inc.

Use of proceeds:	The issuer will not receive any of the proceeds from the sale of the shares of common stock in this offering, but the issuer will receive a loan fee of $0.001 for each share of common stock that it lends to an affiliate of Jefferies & Company, Inc., which will be used for general corporate purposes. The share borrower, who is an affiliate of the sole book-running manager, will receive all of the proceeds from the sale of shares of common stock.

Maximum Number of Shares of Common Stock (Subject to Anti- Dilution Adjustments) Which May be Borrowed and Outstanding at Any One Time Under the Share Lending Agreement:	3,230,766 (3,846,150, if the initial purchasers of the convertible senior notes in the concurrent transaction exercise their over-allotment option in full).

Concurrent Transaction:

Concurrently with this offering of common stock, the issuer is offering $105 million in aggregate principal amount ($125 million aggregate principal amount if the initial purchasers exercise their over-allotment option in full) of its 5.00% convertible senior notes due 2013. The convertible senior notes will be offered and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

If the initial purchasers do not exercise their over-allotment option, the issuer intends to use all of the $100.85 million in net proceeds from the convertible senior notes offering to repay a portion of the balance owed under its revolving bank credit facility. If the initial purchasers exercise their over-allotment option in full, the issuer intends to use $106.00 million in net proceeds from the convertible senior notes offering to repay the entire balance owed under its revolving bank credit facility and the remainder for general corporate purposes, including drilling and development of wells in its core area.

Trade Date:	February 11, 2008

Settlement Date:	February 15, 2008

New Present Value of Year End Reserves; Changes in Reserve Quantities:

In connection with a routine review of the issuer’s annual report on Form 10-K for the year ended December 31, 2006 (“2006 10-K”) by the staff of the Securities and Exchange Commission (“SEC”), the issuer received additional comments from the SEC staff on February 7, 2008 regarding the year end natural gas prices used in the issuer’s calculation of the present value (using a 10% discount rate) of the estimated net revenues from proved reserves (“PV10”). Based on these comments, the issuer will use different period end natural gas prices to calculate PV10 and the standardized measure of discounted future net cash flows. The use of these new period end prices does not materially affect previously reported proved reserve quantities. Accordingly, there will be no change to the issuer’s previously reported financial condition, results of operations or cash flows.

The issuer’s new estimates are based on year end natural gas Henry Hub spot cash market prices, adjusted for quality, contractual arrangements and regional price variances. The year end natural gas Henry Hub spot cash market prices are different than the prices previously used, which were based on NYMEX prices. The base natural gas prices (before adjustment) used for the year end reserves and the effect on proved reserves, PV10 and the standardized measure of discounted future net cash flows as of the end of each of the last four years are as follows:

	Previously Reported	New Estimate
Year End 2007
Base Natural Gas Price	$7.48/Mmbtu	$6.79/Mmbtu
Proved Reserves	437.1 Bcfe	434.5 Bcfe
PV10	$714.4 million	$592.8 million
Year End 2006
Base Natural Gas Price	$6.29/Mmbtu	$5.64/Mmbtu
Proved Reserves	258.4 Bcfe	253.0 Bcfe
PV10	$262.1 million	$173.3 million
Standardized Measure	$196.0 million	$134.4 million
Year End 2005
Base Natural Gas Price	$11.23/Mmbtu	$10.08/Mmbtu
Proved Reserves	162.0 Bcfe	161.7 Bcfe

PV10	$409.6 million	$245.0 million
Standardized Measure	$302.4 million	$185.5 million
Year End 2004
Base Natural Gas Price	$6.15/Mmbtu	$6.18/Mmbtu
Proved Reserves	64.3 Bcfe	64.3 Bcfe
PV10	$83.2 million	$82.0 million
Standardized Measure	$64.2 million	$63.3 million

There were no changes to the oil prices used because the issuer’s oil reserves represent only 6% of total reserves. The standardized measure gives effect to estimated future effects of federal and state income taxes, whereas PV10 does not. The standardized measure has not yet been reported for year end 2007. The actual price that the issuer receives for the oil and natural gas it produces may differ significantly from the year end prices used in calculating these estimates.

The issuer intends to amend its 2006 10-K to incorporate the revised estimates and believes it is now in a position to resolve all of the prior comments it has received from the SEC staff, although it is possible the SEC staff will raise additional issues.

GMX Resources Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the applicable preliminary prospectus supplement, and other documents GMX Resources Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Jefferies & Company, Inc. will arrange to send you the prospectus and applicable preliminary prospectus supplement if you request them by calling toll-free 1-888-449-2342, by emailing cquinlan@jefferies.com or by writing Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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